UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) PF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-23863

PEOPLES FINANCIAL SERVICES CORP.
(Exact Name of Registrant as Specified in its Charter)

82 Franklin Avenue Hallstead, Pennsylvania 18822 570-879-2175 (Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

** EXPLANATORY NOTE: The registrant is relying on Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by Section 601 of the Jumpstart Our Business Startups Act, to terminate its duty to file reports with respect to the above-referenced common stock.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                 
Rule 12g-4(a)(2)                                 
Rule 12h-3(b)(1)(i)                             
Rule 12g-3(b)(1)(ii)                            
Rule 15d-6                                          

Approximate number of holders of record as of the certification or notice date: 1,075

Pursuant to the requirements of the Securities Exchange Act of 1934, Riverview Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 13, 2012                                                                By:           /s/ Alan W. Dakey
Alan W. Dakey, President and Chief Executive Officer

Instructions: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.